    As filed with the Securities and Exchange Commission on November 4, 1997
                                                  REGISTRATION NO. 333-36547


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------

                                Amendment No. 1
                                       to


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                    --------

             DELAWARE                           THE VANTIVE CORPORATION                    77-0266662
  (State or Other Jurisdiction                 (Exact Name of Registrant                (I.R.S. Employer
of Incorporation or Organization)             as Specified in its Charter)           Identification Number)

                              2455 Augustine Drive
                         Santa Clara, California 95054
                                 (408) 982-5700
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                 --------------
                                 JOHN R. LUONGO
                      President, Chief Executive Officer,
                            THE VANTIVE CORPORATION
                              2455 Augustine Drive
                         Santa Clara, California 95054
                                 (408) 982-5700
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                                 --------------
                                    Copy to:
                             Gregory M. Gallo, Esq.
                            Thomas W. Furlong, Esq.
                           William R. Schreiber, Esq
                          GRAY CARY WARE & FREIDENRICH
                              400 Hamilton Avenue
                          Palo Alto, California 94301
                                (415) 328-6561
                                 --------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective Act amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




                        -------------------------------

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 655,571 SHARES

                             THE VANTIVE CORPORATION

                                  COMMON STOCK

          The 655,571 shares (the "Shares") of Common Stock of The Vantive Corporation, a Delaware corporation ("Vantive" or the "Company"), offered by this Prospectus were issued in connection with the merger of Innovative Computer Concepts, Inc., a Delaware corporation ("ICC"), with and into Vantive, which was consummated on August 26, 1997 (the "ICC Merger"), and the exercise of options assumed by Vantive in connection with the ICC Merger. The Shares may be sold from time to time by or on behalf of certain former stockholders and option holders of ICC (the "Selling Stockholders") who are described in this Prospectus under "Selling Stockholders." As part of the ICC Merger, the Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Company has also agreed to use its best efforts to cause the registration statement covering the Shares to remain effective until August 26, 1998, provided the Company is then making available "current public information" within the meaning of Rule 144(c) under the Securities Act (and if such information is not then being made available by the Company, then until the first date thereafter that the Company is making such information available). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "Use of Proceeds."

          The Company has been advised by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest that they intend to sell all or a portion of the Shares from time to time in The Nasdaq National Market, in negotiated transactions or otherwise, and on terms and at prices then obtainable. The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify in certain circumstances the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

          The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers ("NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants and a single counsel for all of the Selling Stockholders, but excluding underwriting discounts and commissions and transfer or other taxes and other costs and expenses incident to the offering and sale of the shares to the public which shall be borne by the Selling Stockholders.

          THE SHARES HAVE NOT BEEN REGISTERED FOR SALE UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION AS OF THE DATE OF THIS PROSPECTUS. BROKERS OR DEALERS EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THE REGISTRATION OF THE SHARES UNDER THE SECURITIES LAWS OF THE STATES IN WHICH SUCH TRANSACTIONS OCCUR, OR THE EXISTENCE OF ANY EXEMPTIONS FROM SUCH REGISTRATION.


          The Company's Common Stock is quoted on The Nasdaq National Market. On October 31, 1997, the last sales price of the Company's Common Stock as reported on The Nasdaq National Market was $25.25.


                         ______________________________

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT SHOULD BE
       CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                         ______________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
              COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                     UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                         ______________________________


              The date of this Prospectus is November _____, 1997.

                             AVAILABLE INFORMATION



         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. The Company's Common Stock is traded on The Nasdaq National Market. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov.

         The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

         1. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on August 9, 1995;

         2.      Annual Report on Form 10-K for the year ended December 31,
                 1996;

         3. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

         4.      Current Report on Form 8-K dated August 26, 1997;


         5.      Amendment to Current Report on Form 8-K/A filed on November
                 3, 1997.


         All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus (other than any exhibits thereto). Requests for such documents should be submitted in writing to The Vantive Corporation, 2455 Augustine Drive, Santa Clara, California 95054, Attention: Chief Financial Officer, or by telephone at (408) 982-5700.

                                  THE COMPANY

         Vantive is a leading provider of Customer Asset Management applications software that enables businesses to attract, acquire, retain, and leverage customers by automating marketing and sales, customer support, defect tracking, field service and internal help desk functions. These tightly integrated Customer Asset Management applications, called the Vantive Enterprise, are based on a multi-tiered client/server architecture and a common data model. The Company's Customer Asset Management applications may also be used through a Web-based browser, thereby providing the applications directly to the end-user outside the boundaries of the business. The software can be used independently or as part of an integrated, enterprise-wide, Customer Asset Management information system. The Company believes businesses implementing a Customer Asset Management information system can better manage relationships by leveraging valuable customer information that is shared throughout the organization. The Company's software applications have been deployed by businesses in a broad range of industries, including software, communications, consumer products, finance, outsourcing/services, personal computer hardware, healthcare, manufacturing, medical projects, public sector/regulated industry, online services, consumer goods and retail.

         Vantive Enterprise, a complete set of Web-enabled, client/server software applications, is the Company's integrated Customer Asset Management information system. These applications, each of which can be purchased separately or integrated in any combination, enable businesses to leverage customer information on an enterprise-wide basis, ensuring that the right customer information goes to the right person at the right time. Vantive Enterprise currently includes Vantive Sales, Vantive Support, Vantive HelpDesk, Vantive Quality, and Vantive FieldService. Each component provides easy-to-use, "best of breed" functionality for each of the respective segments of the Customer Asset Management market. The Company has designed its solution to be fully expandable through the enterprise by sharing a common database and application architecture along with common facilities of intelligent workflow routing, advanced problem solving and measurement reporting. By building the applications using a three-tier application architecture, Vantive believes its applications are made scaleable and easier to maintain than competing two-tier implementations. This architecture also results in a smaller client footprint, less network traffic and more efficient use of database resources. This three-tier architecture is also well-suited for Web-based applications. The Company markets and sells its software and services in the United States primarily through a direct sales organization consisting of 182 employees, including 65 quota carrying salespeople, as of June 30, 1997. The Company markets its products outside of the United States through wholly-owned subsidiaries and independent distributors.

         An important element of the Company's distribution strategy is to expand its direct sales force, to create additional relationships with third parties and to dedicate certain direct sales resources and leverage third party relationships toward key vertical markets. The Company has recently hired and continues to hire significant numbers of direct sales personnel and has developed relationships with several high-end integrators and resellers, including EDS, Deloitte & Touche, Price Waterhouse, KPMG Peat Marwick, HBO and Company and Lucent Technologies.

         On August 26, 1997, the Company completed the ICC Merger, pursuant to which ICC, a leading developer of software that improves spare parts management for field service operations, became a wholly-owned subsidiary of the Company. Under the terms of the agreement, ICC's securityholders received approximately 688,000 shares of the Company's Common Stock in exchange for all outstanding shares and options of ICC. The ICC Merger has been accounted for as a purchase, and Vantive expects to recognize substantially all of the acquisition price as a one-time pretax charge ranging between $20.7 million-$21.2 million for in-process technology in the third quarter of 1997.

         The Company was incorporated in California on October 25, 1990 and reincorporated in Delaware on August 10, 1995. The Company's principal executive offices are located at 2455 Augustine Drive, Santa Clara, California 95054, and its telephone number is (408) 982-5700.

                                  RISK FACTORS

         The following risk factors should be considered in conjunction with the other information included and incorporated by reference in its Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act. Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus.

FLUCTUATIONS IN OPERATING RESULTS

         The Company has experienced significant period-to-period fluctuations in revenues and operating results and anticipates that such fluctuations will continue. These fluctuations may be attributable to a number of factors, including the size, timing and recognition of revenue from significant orders, increased competition, the timing of new product releases by the Company and its competitors, market acceptance of the Company's products, changes in the Company's and its competitors' pricing policies, the mix of license and service revenue, budgeting cycles of its customers, seasonality, the mix of direct and indirect sales, changes in operating expenses, changes in Company strategy, personnel changes, foreign currency exchange rates and general economic factors. The future operating results of the Company may fluctuate as a result of these and other factors, including demand for the Company's products, the level of product and price competition, the ability of the Company to develop and market new products and to control costs, the ability of the Company to expand its direct sales force and indirect distribution channels and the ability to attract and retain key personnel.

         A significant portion of the Company's revenues in any quarter are typically derived from non-recurring sales to a limited number of customers. Accordingly, revenues in any one quarter are not indicative of revenues in any future period. In addition, like many software applications businesses, the Company has generally recognized a substantial portion of its revenues in the last month of each quarter, with these revenues concentrated in the last weeks of the quarter. Any significant deferral of purchases of the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition in any particular quarter, and to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. Product revenues are also difficult to forecast because the market for Customer Asset Management software products is rapidly evolving. The Company's sales cycle is typically six to nine months and varies substantially from customer to customer. The Company expects that sales derived through indirect channels, which are harder to predict and may have lower margins than direct sales, will increase as a percentage of total revenues. The Company operates with little order backlog because its products are typically shipped shortly after orders are received. As a result of these factors, quarterly revenues for any future quarter are not predictable with any significant degree of certainty. The Company's expense levels are based, in part, on its expectations as to future revenues. In particular, the Company is currently investing, and intends to continue to invest, significant resources to develop its sales strategy, which includes hiring significant numbers of direct sales personnel, and developing relationships with high-end integrators and resellers. If revenues are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues, because a significant portion of the Company's expenses do not vary with revenues. The Company may also choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. In particular, if new competitors, technological advances by existing competitors, or other competitive factors require the Company to invest significantly greater resources in research and development efforts, the Company's operating margins in the future may be adversely affected. The foregoing statements regarding the Company's future revenues and net income are forward-looking statements, and actual results may vary substantially depending upon a variety of factors described in this paragraph and elsewhere in this Prospectus.

         Because of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

RAPID TECHNOLOGICAL CHANGE AND PRODUCT DEVELOPMENT RISKS

         The Customer Asset Management market is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in its existing markets or other markets that it may enter could be eroded rapidly by product advances. The life cycles of the Company's products are difficult to estimate. The Company's growth and future financial performance will depend in part upon its ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements, respond to competitive products and achieve market acceptance. For example, the Company's customers have adopted a wide variety of hardware, software, database, Internet-based and networking platforms, and as a result, to gain broad market acceptance, the Company must continue to support and maintain its products on a variety of such platforms. The Company's future success will depend on its ability to address the increasingly sophisticated needs of its customers by supporting existing and emerging hardware, software, database, Internet-based and networking platforms and by developing and introducing enhancements to its products and new products on a timely basis that keep pace with technological developments, evolving industry standards and changing customer requirements. The success of the Company's products may also depend, in part, on the ability of the Company to effectively distribute its products through the Internet. There can be no assurance that the Company will be able to successfully change other aspects of its business, such as its distribution channels or cost structure, if technological changes in its market require such change. The Company's product development efforts are expected to require, from time to time, substantial investments by the Company in product development and testing. There can be no assurance that the Company will have sufficient resources to make the necessary investments. The Company has in the past experienced development delays, and there can be no assurance that the Company will not experience such delays in the future. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced products, including but not limited to, Vantive Version 7.0, Vantive Version 7.5 and Van Web 3.0. In addition, there can be no assurance that such products will meet the requirements of the marketplace and achieve market acceptance or that the Company's current or future products will conform to industry requirements. If the Company is unable, for technological reasons, to develop and introduce new and enhanced products in a timely manner, the Company's business, results of operations and financial condition could be materially adversely affected.

         Software products as complex as those offered by the Company may contain errors that may be detected at any point in the products' life cycles. The Company has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

NEED TO EXPAND DISTRIBUTION CHANNELS AND SUCCESSFULLY LEVERAGE THIRD PARTY RELATIONSHIPS

         An important element of the Company's distribution strategy is to expand its direct sales force, to create additional relationships with third parties and to dedicate certain direct sales resources and leverage third party relationships toward key vertical markets. An important element of the Company's product development strategy is to integrate with applications from ERP vendors. The Company is currently investing, and intends to continue to invest, significant resources toward these strategies, which could adversely affect the Company's operating margins. In this regard, the Company has recently hired and continues to hire significant numbers of direct sales personnel. Competition for sales personnel is intense, and there can be no assurance that the Company can retain its existing sales personnel or that it can attract, assimilate and retain additional highly qualified sales personnel in the future. The strategy also depends, in large part, on attracting and retaining beneficial third party relationships. In this regard, the Company has developed relationships with several high-end integrators and resellers, including EDS, Deloitte & Touche, Price Waterhouse, KPMG Peat Marwick, HBO and Company and Lucent Technologies, and announced a strategic relationship with PeopleSoft, an ERP vendor. There also can be no assurance that the Company will be able to attract and retain appropriate high-end integrators, resellers, other third party distributors or ERP vendors. The Company's agreements with these third parties are not exclusive and, in many cases, may be terminated by either party without cause. In addition, many of these third parties sell or co-market competing product lines. Therefore, there can be no assurance that any of these parties will continue to represent or recommend the Company's products. There also can be no assurance that the Company will effectively identify key vertical markets. The inability to recruit, or the loss of, important direct sales personnel, high-end integrators, resellers, other third party distributors or ERP vendors, or the failure to effectively identify key vertical markets, could have a material adverse effect on the Company's business, results of operations and financial condition.

INTERNATIONAL OPERATIONS, FOREIGN CURRENCY FLUCTUATIONS

         International revenue, or revenue derived from sales to customers in foreign countries, accounted for approximately 19.0%, 9.8%, 9.3% and 13.9% of the Company's revenue in 1994, 1995, 1996 and the first six months of 1997, respectively. The Company believes that its continued growth and profitability will require further expansion of its international operations. To successfully expand international sales, the Company must establish additional foreign operations, hire additional personnel and recruit additional international resellers. To the extent that the Company is unable to do so in a timely manner, the Company's growth in international sales, if any, will be limited, and the Company's business, results of operations and financial condition could be materially adversely affected. In addition, as European revenues increase as a percentage of overall revenues, the Company's business, results of operations and financial condition may be adversely affected by the seasonality of European procurement cycles. As the Company continues to expand its international operations, significant costs may be incurred ahead of any anticipated international revenues, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, future increases in the value of the U.S. dollar could make the Company's products less competitive in foreign markets. As the Company increases its foreign sales, it may be materially and adversely affected by fluctuations in currency exchange rates, increases in duty rates, exchange or price controls or other restrictions on foreign currencies. Additional risks inherent in the Company's international business activities generally include unexpected changes in regulatory requirements, tariff and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences including restrictions on the repatriation of earnings and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, results of operations and financial condition.

COMPETITION

         The Customer Asset Management software market is intensely competitive, highly fragmented and subject to rapid change. Because the Company offers multiple software applications which can be purchased separately or integrated as part of Vantive Enterprise, the Company competes with a variety of other businesses depending on the target market for their applications software products. These competitors include a select number of businesses targeting the enterprise level and department level Customer Asset Management markets, such as Aurum Software, Inc. (which has been recently acquired by the Baan Company), Clarify, Inc., Onyx Software, Scopus Technology and Siebel Systems, Inc. some of which have only recently entered these markets. The Company also competes with a substantial number of small private businesses and certain public businesses which offer products targeted at one or more specific markets, including the customer support market, the help desk market, the quality assurance market and the sales and marketing automation market, such as Remedy Corporation and Software Artistry, Inc. In addition, the Company believes that existing competitors and new market entrants will attempt to develop fully integrated customer asset management information systems. The Company also competes with third party professional service organizations that develop custom software and with internal information technology departments of customers which develop customer interaction applications. Among the Company's current and potential competitors are also a number of large hardware and software businesses that may develop or acquire products that compete with the Company's products. In this regard, SAP AG, the Baan Company and Oracle have each introduced a customer support module as part of their application suites. In addition, Oracle has recently announced the creation of a network of third party dealers that will sell Oracle's application suites exclusively to medium-sized businesses. Oracle has also announced its intention to introduce sales force automation and customer support products in the next few months. In addition, the Baan Company has recently acquired Aurum Software, Inc. The Company expects that large software vendors in the ERP market will continue to enter the Customer Asset Management market in the future. These competitors have significantly greater technical, marketing, services, support, technical and other resources than the Company.

         The Company also expects that competition will increase as a result of software industry consolidations. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that competition may increase as a result of both new software start ups entering the market as well as existing software industry vendors which may be planning to enter the market for Customer Asset Management applications. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could materially adversely affect the Company's business, results of operations and financial condition. Many of the Company's current and potential competitors have significantly greater financial, marketing, service, support, technical and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, service and sale of their products than can the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, results of operations and financial condition.

         The Company believes that the principal competitive factors affecting its market include product features such as adaptability, scalability, ability to integrate with products produced by other vendors, functionality, ease of use, and other factors such as product reputation, quality, performance, price, customer service and support, the effectiveness of sales and marketing efforts and company reputation. Although the Company believes that its products currently compete favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

MANAGEMENT OF EXPANDING OPERATIONS; DEPENDENCE UPON KEY PERSONNEL

         The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage its employee workforce. There can be no assurance that the Company will be able to do so successfully. The Company's failure to do so could have a material adverse effect upon the Company's business, results of operations and financial condition. The Company has recently hired a significant number of employees, including senior sales, marketing, research and development, and finance personnel, and in order to maintain its ability to grow in the future, the Company will be required to significantly increase its total headcount. In addition, the Company's future performance depends in significant part upon attracting and retaining key technical, sales, senior management and financial personnel. In particular, delays in hiring sales or research and development personnel may have a material adverse effect on the Company's business, results of operations and financial condition. The loss of the services of one or more of the Company's executive officers or the inability to recruit other additional senior management could have a material adverse effect on the Company's business, results of operations and financial condition. Competition for such personnel is intense, and the inability to retain its key technical, sales, senior management and financial personnel or to attract, assimilate or retain other highly qualified technical, sales, senior management, and financial personnel in the future on a timely basis could have a material adverse effect on the Company's business, results of operations and financial condition.

INCREASED USE OF THIRD PARTY SOFTWARE

         The Company currently markets a proprietary application development environment for its customers to tailor its applications. This application development environment is also used by the Company to build and modify its applications products. While the Company believes, based on interactions with its customers and potential customers, that it currently derives significant competitive advantage from this proprietary application development environment, it believes that competitive pressures, technological changes demanded by customers, and significant advances in the sophistication of third party application development tools such as Visual Basic for Applications will require the Company to make greater use of third party software in the future. In particular, the Company has recently announced that Vantive Encyclopedia, a Web-based marketing encyclopedia based on FirstFloor's Java-based server, and configuration capabilities, based on Calico Technology's configuration engine, will be available with Vantive Version 7.0. The Company has also announced that it has entered into a strategic relationship with PeopleSoft with the goal of jointly developing product integrations between the Vantive Customer Asset Management and PeopleSoft ERP systems. The greater use of third party software could require the

Company to invest significant resources in rewriting some or all of its software applications products utilizing third party software and/or to enter into license arrangements with third parties which could result in higher royalty payments and a loss of product differentiation. There can be no assurance that the Company would be able to successfully rewrite its applications or enter into commercially reasonable licenses, and the costs of, or inability or delays in, doing so could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON EMERGING MARKETS FOR CUSTOMER ASSET MANAGEMENT SOFTWARE; PRODUCT CONCENTRATION

         The Company's future financial performance will depend in large part on the growth in demand for individual Customer Asset Management applications as well as the number of organizations adopting comprehensive Customer Asset Management software information systems for their client/server and Web computing environments. To date, much of the Company's license revenues have resulted from sales of individual applications, particularly Vantive Support and Vantive HelpDesk. The markets for these applications are relatively new and undeveloped, and failure of these markets to develop would have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, the Company is investing in the sales, field service and quality automation markets. Should these markets fail to develop, not accept the Company's products, or cause the company to lose new business and or customers in its traditional markets, the Company would experience a material adverse effect on the Company's business, results of operations and financial condition.

         The Company believes that an important competitive advantage for its software applications is its ability to be integrated with one another and with other back office applications software into a Customer Asset Management information system. If the demand for integrated suites of Customer Asset Management applications fails to develop, or develops more slowly than the Company currently anticipates, it could have a material adverse effect on the demand for the Company's applications and on its business, results of operations and financial condition. In addition, any other factor adversely affecting the demand for the Company's existing applications, particularly Vantive Support, Vantive HelpDesk and Vantive Quality, or newer applications such as Vantive-On-The-Go, Vantive Sales or Vantive FieldService, could have a material adverse effect on the Company's business, results of operations and financial condition.

LEVERAGE; SUBORDINATION

         In connection with the sale of its 4.75% Convertible Subordinated Notes (the "Notes"), the Company has incurred $50 million indebtedness ($57.5 million if the overallotment option is exercised in full) which has resulted in a ratio of long-term debt to total capitalization at June 30, 1997 of approximately 52.4% on an as adjusted basis (55.8% if the over-allotment option is exercised in full) . As a result of this additional indebtedness, the Company's principal and interest obligations have increased substantially. The degree to which the Company is leveraged could materially and adversely affect the Company's ability to obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations is dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

         As part of its business strategy, the Company expects to review acquisition prospects that would complement its existing product offerings, augment its market coverage or enhance its technological capabilities, or that may otherwise offer growth opportunities. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's operating results and/or the price of the Company's Common Stock. Acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience and potential loss of key employees of acquired organizations. No assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the business, operating results and financial condition of the Company.

DEPENDENCE ON LICENSED TECHNOLOGY

         Vantive licenses technology on a non-exclusive basis from several businesses for use with its products and anticipates that it will continue to do so in the future. The inability of the Company to continue to license these products or to license other necessary products for use with its products or substantial increases in royalty payments under third party licenses could have a material adverse effect on its business, results of operations and financial condition. In addition, the effective implementation of the Company's products depends upon the successful operation of these licensed products in conjunction with the Company's products, and therefore any undetected errors in such licensed products may prevent the implementation or impair the functionality of the Company's products, delay new product introductions and/or injure the Company's reputation. Such problems could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

         The Company's success is heavily dependent upon proprietary technology. The Company relies primarily on a combination of copyright, trademark and trade secrets laws, as well as confidentiality procedures and contractual provisions to protect its proprietary rights. There can be no assurance that such measures will be adequate to protect the Company from infringement of its technology. The Company presently has no patents or patent applications pending. Despite the Company's efforts to protect its proprietary rights, attempts may be made to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In particular, as the Company provides its licensees with access to the data model and other proprietary information underlying the Company's licensed applications, there can be no assurance that licensees or others will not develop products which infringe the Company's proprietary rights. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. The Company is not aware that any of its products infringe the proprietary rights of third parties, although the Company has in the past, and may in the future, receive communications alleging possible infringement of third party intellectual property rights.

The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's target markets grows and the functionality of products in such markets overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, results of operations and financial condition.



PRODUCT LIABILITY

         The Company's license agreements with its customers typically contain provisions intended to limit the Company's exposure to potential product liability claims. It is possible that the limitation of liability provisions contained in the Company's agreements may not be effective. Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company and the incorporation of products from other businesses may entail the risk of such claims. A successful product liability action brought against the Company could have a material adverse effect upon the Company's business, results of operations and financial condition.

ANTI-TAKEOVER EFFECTS OF RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

         Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit increase in the market price of the Common Stock that could result from takeover attempts. In addition, the Restated Certificate of Incorporation authorizes 2,000,000 shares of undesignated preferred stock. The Board of Directors of the Company, without further stockholder approval, may issue this preferred stock with such terms as the Board of Directors may determine, which could have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control. Such preferred Stock could be utilized to implement, without stockholder approval, a stockholders' right plan that could be triggered by certain change in control transactions, which could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business Combination involving the Company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. The Company's Bylaws and indemnity agreements provide that the Company will indemnify officers and directors against losses that they may incur in legal proceedings resulting from their service to the Company. In addition, the Restated Certificate of Incorporation and Bylaws eliminate the right of stockholders to take action by written consent. Moreover, Section 203 of the Delaware General Corporation Law restricts certain business combinations with "interested stockholders" as defined by that statute. The provisions of the Restated Certificate of Incorporation and Bylaws and of Delaware law are intended to encourage potential acquirers to negotiate with the Company and allow the Board of Directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, such provisions may also have the effect of discouraging acquisition proposals or delaying or preventing a change in control of the Company, which in turn may have an adverse effect on the market price of the Company's Common Stock.

POSSIBLE VOLATILITY COMMON STOCK PRICE

         Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, proprietary rights or other litigation, changes in earnings estimates by analysts or other factors could cause the market price of the Common Stock to fluctuate substantially, particularly on a quarterly basis. In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results of such companies. These fluctuations, as well as general economic, market and 'political conditions such as recessions or military conflicts, may materially and adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies.

Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations and financial condition.

                              SELLING STOCKHOLDERS

         The Selling Stockholders hold Shares which were issued by the Company in the ICC Merger or upon exercise of Options assumed by the Company pursuant to the ICC Merger. The Options were originally granted by ICC pursuant to ICC's Stock Option Plan.

          The table below lists the Selling Stockholders, the number of shares of Vantive Common Stock which each owned as of November 3, 1997, the number of Shares subject to sale pursuant to this Registration Statement, and the number of the shares of Vantive Common Stock which each would own assuming that such number of Shares were offered and assuming the sale of all such Shares permitted to be sold.

                                                                             Shares Owned
                                       Shares Owned        Shares To        After Offering
        Selling Stockholder(1)        Before Offering     Be Offered          Such Shares
        ----------------------        ---------------     ----------        --------------
        Amy Guy                              454              454                0
        Brian Chesebro                       634              634                0
        Brian Gemborys                        74               74                0
        Brian McLaughlin                   4,973            4,973                0
        David Heslin                         951              951                0
        David Jodoin                     246,333          246,333                0
        Doug Drane                        24,567           24,567                0
        Frank Caruso                       2,882            2,882                0
        George Schwenk                     4,332            4,332                0
        Gladys Liles                       3,065            3,065                0
        Helen Gilman                      11,543           11,543                0
        Janice Doran                       2,494            2,494                0
        Jim Critides                       4,874            4,874                0
        Jim Fontaine                         756              756                0
        Jim Kendall                       10,295           10,295                0
        Jim St. Jean                      16,559           16,559                0
        John Grozier                       6,991            6,991                0
        Jime Thatcher                         51               51                0
        John Grubb                         2,852            2,852                0
        John D. Rogers                       245              245                0
        Joseph and Carol Jodoin           22,967           22,967                0
        Joshua Rizack                      9,747            9,747                0
        Linda Shattuck                       416              416                0
        Marc Gilman                      154,342          154,342                0
        Michelle Defeo                       654              654                0
        Mort Goulder                      61,042           61,042                0
        Phil St. Germain                  10,917           10,917                0
        Richard Donovan                    1,411            1,411                0
        Richard Kates                      9,747            9,747                0
        Robert Montminy                      736              736                0
        Sharon Burman                        675              675                0
        Sheila Martin                        411              411                0
        Stewart Hall                       3,066            3,066                0
        Taylor Soper                       4,187            4,187                0
        Tim Flanders                       2,923            2,923                0
        Tom Goliash                       22,432           22,432                0
        William Giarusso                   4,973            4,973                0
                                         -------          -------          -------
             Totals                      655,571          655,571                0
                                         =======          =======          =======

_________________________

(1) The persons named in the table have sole voting and investment power with respect to all shares of Vantive Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

                              PLAN OF DISTRIBUTION

          Any or all of the Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest. Alternatively, the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest and/or the purchasers of Shares for whom they may act as agents. The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest and any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest may from time to time enter into hedging transactions with respect to the Shares.

          At the time a particular offer of Shares is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Shares purchased from the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, any discounts, commissions and other items constituting compensation from the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest and/or the Company, and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. The Company will not receive any of the proceeds from the sale by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest of the Shares offered hereby.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to the Shares for a period of nine business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Shares by the Selling Stockholders.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

         The Company has agreed to indemnify in certain circumstances the Selling Stockholders and the broker dealers who may be deemed to be the underwriters (if any) of the securities covered by this Registration Statement against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

         The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until August 26, 1998, provided the Company is then making available "current public information" within the meaning of Rule 144(c) under the Securities Act (and if such information is not then being made available by the Company, then until the first date thereafter that the Company is making such information available).

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest.

                                 LEGAL MATTERS

         The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

--------------------------------------------------------------------------------

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.





                               TABLE OF CONTENTS



                                                                            PAGE
                                                                            ----
Available Information ..............................................          2
Incorporation of Certain
 Documents by Reference ............................................          2
The Company ........................................................          3
Risk Factors .......................................................          4
Selling Stockholders ...............................................         12
Plan of Distribution ...............................................         13
Use of Proceeds ....................................................         13
Legal Matters ......................................................         13


                                 655,571 SHARES


                            THE VANTIVE CORPORATION



                                  COMMON STOCK




                                 ---------------

                                   PROSPECTUS

                                 ---------------




                              November ____, 1997




--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration and listing and filing fees.

                                                                           To be Paid
                                                                             By The
                                                                           Registrant
                                                                           ----------
Securities and Exchange Commission registration fee ..................      $ 4,992
Nasdaq National Market Additional Listing Fee ........................      $13,111
Accounting fees and expenses .........................................      $ 3,000
Legal fees and expenses ..............................................      $15,000

Miscellaneous expenses ...............................................      $ 3,897
                                                                            =======
Total.................................................................      $40,000
                                                                            =======




ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS



         Section 145 of the Delaware General Corporation Law ("Delaware Law") permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation (Exhibit 3.1) and Bylaws (Exhibit 3.3) provide that the Registrant shall indemnify its directors, officers, employees, and agents to the full extent permitted by Delaware Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant has entered into separate indemnification agreements (Exhibit 10.1) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officers' liability insurance, if available on reasonable terms. The Registrant currently has directors' and officers' liability insurance with up to $5.0 million coverage per occurrence.

         These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

         The Declaration of Registration Rights (Exhibit 10.17) provides for indemnification by the Selling Stockholders of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.


ITEM 16.  EXHIBITS

     Exhibit No.          Description of Document
-----------------   --------------------------------------------------------
       *3.1         Form of Agreement and Plan of Merger between The Vantive
                    Corporation, a California corporation, and The Vantive
                    Corporation, a Delaware corporation.

       *3.2         Bylaws.

        5.1 Opinion and Consent of Gray Cary Ware & Freidenrich, A Professional Corporation.

      *10.1         Form of Indemnity Agreement for officers and directors.

       *10.2        1991 Stock Option Plan, as amended.

       *10.3        1995 Outside Directors Stock Option Plan.

       *10.4        1995 Employee Stock Purchase Plan.

       *10.5        Offer Letter dated May 21, 1993 between the Company and John
                    R. Luongo.

       *10.6 Offer Letter dated April 6, 1995 between the Company and John M. Jack.

       +10.7 Value Added Reseller License Agreement dated October 5, 1993 by and between Inference Corporation and the Company.

       +10.8 Basicscript License Agreement dated October 4, 1994 by and between Henneberry Hill Technologies Corporation doing business as Summit Software Company and the Company.

       +10.9 International VAR Agreement dated March 26, 1992 between Oracle Corporation and the Company, as amended.

       *10.9.1 International VAR Agreement dated June 28, 1996 between Oracle Corporation and the Company as amended.

       +10.10 Value Added Remarketer Agreement dated December 20, 1991 between Sybase, Inc. and the Company, as amended.

       *10.11 Security and Loan Agreement dated May 12, 1995 between the Company and Imperial Bank.

       +10.12 Application Bridge API VAR License Agreement dated January 22, 1993 between the Company and Prospect Software, Inc.

       +10.13 Compensation Letter dated May 10, 1995 between the Company and John R. Luongo.

        10.14       Not used.

       *10.15 Lease Agreement dated January 13, 1995 between John Arrillaga, Trustee, or his Successor Trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust) as amended, and Richard T. Peery Separate Property Trust) as amended, and the Company.

       #10.16 Lease Agreement dated September 4, 1996 between John Arrillaga, Trustee, or his Successor Trustee, UTA dated July 20, 1977 (Arrillaga Family Trust) as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust) as amended, and the Company.

        10.17 Declaration of Registration Rights made as of August 13, 1997 by the Company for the benefit of the holders of common stock of Innovative Computer Concepts, Inc.

       @23.1        Consent of Arthur Anderson LLP, Independent Auditors


        23.2 Consent of Gray Cary Ware & Freidenrich, A Professional Corporation. Reference is made to Exhibit 5.1

        24.1        Power of Attorney (see signature page)

       27.1#        Financial Data Schedule (EDGAR Format only).


       * Incorporated by reference from the Company's Registration Statement (No. 33-94244), declared effective on August 14, 1995.

       + Confidential Treatment has been granted for portions of this exhibit.

       # Incorporated by reference from the Company's Report on Form 10-K for the Fiscal Year ended December 31, 1996.



       @            Filed with this Amendment No. 1.

ITEM 17.  UNDERTAKINGS.


         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act of 1934, that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on November 3, 1997.


                                    THE VANTIVE CORPORATION


                                    By:   /s/ John R. Luongo*
                                       ----------------------------------------
                                                      John R. Luongo
                                          President and Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and the date indicated.


              SIGNATURE                                  TITLE                            DATE
              ---------                                  -----                            ----
         /s/ John R. Luongo*                     President, Chief Executive
-----------------------------------------        Officer and Director
           John R. Luongo                        (Principal Executive Officer)


                                                 Vice President, Finance and
       /s/ Kathleen A. Murphy*                   Administration, Chief Financial
-----------------------------------------        Officer and Secretary (Principal
         Kathleen A. Murphy                      Financial Officer)


         /s/ Michael M. Loo                      Vice President, Finance               November 3, 1997
-----------------------------------------        (Principal Accounting Officer)
           Michael M. Loo


         /s/ Roger J. Sippl*                     Chairman of the Board of
-----------------------------------------        Directors
           Roger J. Sippl


          /s/ Aneel Bhusri*                      Director
-----------------------------------------
            Aneel Bhusri


       /s/ William H. Davidow*                   Director
-----------------------------------------
         William H. Davidow


          /s/ Kevin G. Hall*                     Director
-----------------------------------------
            Kevin G. Hall


      /s/ Raymond L. Ocampo Jr.*                 Director
-----------------------------------------
        Raymond L. Ocampo Jr.


         /s/ Peter A. Roshko*                    Director
-----------------------------------------
           Peter A. Roshko


*By      /s/ Michael M. Loo
-----------------------------------------
           Michael M. Loo
        as attorney-in-fact

                                 EXHIBIT INDEX

     Exhibit No.                    Description of Document
     -----------                    -----------------------
        *3.1 Form of Agreement and Plan of Merger between The Vantive Corporation, a California corporation, and The Vantive Corporation, a Delaware corporation.

        *3.2        Bylaws.

         5.1 Opinion and Consent of Gray Cary Ware & Freidenrich, A Professional Corporation.

       *10.1        Form of Indemnity Agreement for officers and directors.

       *10.2        1991 Stock Option Plan, as amended.

       *10.3        1995 Outside Directors Stock Option Plan.

       *10.4        1995 Employee Stock Purchase Plan.

       *10.5        Offer Letter dated May 21, 1993 between the Company and John
                    R. Luongo.

       *10.6 Offer Letter dated April 6, 1995 between the Company and John M. Jack.

       +10.7 Value Added Reseller License Agreement dated October 5, 1993 by and between Inference Corporation and the Company.

       +10.8 Basicscript License Agreement dated October 4, 1994 by and between Henneberry Hill Technologies Corporation doing business as Summit Software Company and the Company.

       +10.9 International VAR Agreement dated March 26, 1992 between Oracle Corporation and the Company, as amended.

       *10.9.1 International VAR Agreement dated June 28, 1996 between Oracle Corporation and the Company as amended.

       +10.10 Value Added Remarketer Agreement dated December 20, 1991 between Sybase, Inc. and the Company, as amended.

       *10.11 Security and Loan Agreement dated May 12, 1995 between the Company and Imperial Bank.

       +10.12 Application Bridge API VAR License Agreement dated January 22, 1993 between the Company and Prospect Software, Inc.

       +10.13 Compensation Letter dated May 10, 1995 between the Company and John R. Luongo.

        10.14       Not used.

       *10.15 Lease Agreement dated January 13, 1995 between John Arrillaga, Trustee, or his Successor Trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust) as amended, and Richard T. Peery Separate Property Trust) as amended, and the Company.

       #10.16 Lease Agreement dated September 4, 1996 between John Arrillaga, Trustee, or his Successor Trustee, UTA dated July 20, 1977 (Arrillaga Family Trust) as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust) as amended, and the Company.

        10.17 Declaration of Registration Rights made as of August 13, 1997 by the Company for the benefit of the holders of Common Stock of Innovative Computer Concepts, Inc.

       @23.1        Consent of Arthur Anderson LLP, Independent Auditors

        23.2 Consent of Gray Cary Ware & Freidenrich, A Professional Corporation. Reference is made to Exhibit 5.1

        24.1        Power of Attorney (see signature page)

        27.1#       Financial Data Schedule (EDGAR Format only).

        * Incorporated by reference from the Company's Registration Statement (No. 33-94244), declared effective on August 14, 1995.

        + Confidential Treatment has been granted for portions of this exhibit.

        # Incorporated by reference from the Company's Report on Form 10-K for the Fiscal Year ended December 31, 1996.

       @            Filed with this Amendment No. 1.